DRAGON JADE INTERNATIONAL LIMITED
Suite 14B, Empire Land Commercial Center
81-85 Lockhart Road
Hong Kong SAR, China

April 24, 2009

H. Christopher Owings, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Dragon Jade International Limited
Registration Statement on Form 20-F
File No. 0-53593

Dear Mr. Owings:

This letter is in response to the request you make after the numbered comments in your letter of April 8, 2009.

The company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the company understands that the Division of Enforcement has access to all information the company provides to the staff of the Division of Corporation Finance in its review of the company’s filing or in response to its comments on the company’s filing.

Sincerely yours,

YUE Kou, Chief Financial Officer